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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
                        (PURSUANT TO SECTION 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934)

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                           AMERIHOST PROPERTIES, INC.
                                (Name of Issuer)

                           AMERIHOST PROPERTIES, INC.
                      (Name of Person(s) Filing Statement)

  Common  Stock,  $.005  par  value                    03070-D-209
  (Title  of  Class  of  Securities)       (CUSIP Number of Class of Securities)

                                Michael P. Holtz
                             Chief Executive Officer
                           Amerihost Properties, Inc.
                         2400 East Devon Ave., Suite 280
                           Des Plaines, Illinois 60018
                                  847-298-4500
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:

                             Helen R. Friedli, P.C.
                             McDermott, Will & Emery
                             227 West Monroe Street
                             Chicago, Illinois 60606
                                  312-984-7563

                                   May 3, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

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                            Calculation of Filing Fee
--------------------------------- ---------------------------------------------
Transaction Value                 Amount of filing fee

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$4,000,000                        $800.00
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* Calculated  solely for purposes of determining  the filing fee, based upon the purchase of 1,000,000 shares at the maximum tender offer price per share of $4.00.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   N/A                           Filing Party:  N/A
Form or Registration No.:  N/A                           Date Filed:  N/A

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         This Issuer Tender Offer Statement on Schedule 13E-4 (the  "Statement")
relates  to  the  tender  offer  by  Amerihost  Properties,   Inc.,  a  Delaware
corporation (the "Company"), to purchase up to 1,000,000 shares of its common stock, $.005 par value per share (the "Shares") at prices, net to the seller in cash, not greater than $4.00 nor less than $3.375 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 3, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which are herein collectively referred to as the "Offer"). Copies of such documents are filed as Exhibits (a)(1) and (a)(2), respectively, to this Statement.

ITEM 1. SECURITY AND ISSUER.

         (a) The name of the issuer is Amerihost Properties, Inc., a Delaware corporation. The address of its principal executive offices is 2400 East Devon Ave., Suite 280 Des Plaines, Illinois 60018

         (b) The information set forth in "Introduction," "Section 1. Number of Shares; Proration" and "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference. The Offer is being made to all holders of Shares, including officers, directors and affiliates of the Company, The Company has been advised that, other than Mr. Bernardo, a director of the Company who intends to tender up to 20,000 Shares, none of its directors or executive officers intends to tender any Shares pursuant to the Offer. Any Shares tendered by Mr. Bernardo may be purchased by the Company in accordance with the terms of the Offer in the same manner as Shares tendered by any other stockholder of the Company.

         (c) The information set forth in "Introduction" and "Section 7. Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

         (d) This Statement is being filed by the Issuer.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)-(b) The information set forth in "Section 10. Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER

         (a)-(j) The information set forth in "Introduction," "Section 8. Background and Purpose of the Offer; Certain Effects of the Offer," "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," "Section 10. Source and Amount of Funds" and "Section
12. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

         The information set forth in "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth in "Introduction," "Section 8. Background and Purpose of the Offer; Certain Effects of the Offer" and "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in "Introduction" and "Section 16. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.


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ITEM 7. FINANCIAL INFORMATION.

         (a)-(b) The information set forth in "Section 11. Certain Information About the Company" in the Offer to Purchase is incorporated herein by reference. The financial statements filed as a part of the Company's Annual Report on Form 10-K for the year ended December 31, 1998, filed as exhibit (g)(i) hereto, are incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

         (a) Not applicable.

         (b) The information set forth in "Section 13. Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in "Section 12. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

         (d) Not applicable.

         (e) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

ITEM               DESCRIPTION

(a)(1)             Form of Offer to Purchase dated May 3, 1999.

(a)(2)             Form of Letter of Transmittal.

(a)(3)             Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6) Form of Letter to Stockholders dated May 3, 1999 from the Chief Executive Officer of the Company.

(a)(7)             Guidelines  for  Certification  of  Taxpayer   Identification
                   Number on Substitute Form W-9.

(a)(8)             Press Release issued by the Company dated May 3, 1999.

(b)(1) Revolving Acquisition and Development Line of Credit Note, dated October 15, 1998, from the Company to Bridgeview Bank and Trust

(b)(2) General Business Security Agreement, dated October 15, 1998, between the Company and Bridgeview Bank and Trust

(c)                Not applicable

(d)                Not applicable

(e)                Not applicable

(f)                Not applicable

(g)(1) Financial statements filed as a part of the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (incorporated herein by reference to such Form 10-K).



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                   AMERIHOST PROPERTIES, INC.




                                   By: /s/ Michael P. Holtz
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                                       Michael P. Holtz, Chief Executive Officer
Dated: May 3, 1999